

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2016

<u>Via E-mail</u>
Gregory S. Rush
Chief Financial Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547

>        **Re:    INC Research Holdings, Inc.**
>                **Form 10-K for the Year Ended December 31, 2015**
>                **Filed February 25, 2016**
>                **File No. 001-36730**

Dear Mr. Rush:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 60</u>

1.    Based upon your significant foreign operations, in future filings please disclose the amount of cash and short term investments held by foreign subsidiaries.  Please provide us with your proposed disclosure to be included in future filings.

<u>Exhibits 31.1 and 31.2</u>

2.    It appears your officer certifications do not include the language referring to internal control over financial reporting that should appear in the introduction sentence of paragraph 4 of the Section 302 certification, as well as paragraph 4(b).  Please note this additional language became effective for your first annual report required to contain

management´s internal control report and in all periodic reports filed thereafter.  Please amend your filing to include the correct certifications.  We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining